UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

AMERICAN CAPITAL, LTD.

(Name of Applicant)

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(Address of Principal Executive Office)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due 2013	Up to approximately $937,943,033 million aggregate principal amount
Senior Secured Floating Rate Amortizing Dollar Notes due 2013	Up to approximately $937,943,033 million aggregate principal amount
Senior Secured Amortizing Adjustable Fixed Euro Notes due 2013	Up to approximately €14,842,253 million aggregate principal amount
Senior Secured Amortizing Adjustable Fixed Sterling Notes due 2013	Up to approximately £3,263,524 million aggregate principal amount

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Prepackaged Plan of Reorganization.

Name and Address of Agent for Service:	With a copy to:

Samuel A. Flax, Esq.	Christopher K. Aidun, Esq.
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary	Corey Chivers, Esq. Weil, Gotshal & Manges LLP
American Capital, Ltd.	767 Fifth Avenue
2 Bethesda Metro Center, 14th Floor	New York, NY 10153
Bethesda, Maryland 20814	(212) 310-8000
(301) 951-6122

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

1. GENERAL INFORMATION.

(a) American Capital, Ltd. (the “Company”) is a corporation.

(b) The Company was organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE.

Explanatory Note: On May 3, 2010, the Company commenced an out-of-court restructuring of its outstanding unsecured indebtedness. If the out-of-court restructuring is not completed, the Standby Plan (as defined below) may be implemented. The information provided below and this filing relate only to the Standby Plan, if implemented.

As described in the Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated May 3, 2010 (the “Offering Memorandum and Disclosure Statement”) attached hereto as Exhibit T3E.1, the accompanying Ballot and related offer materials (as amended and supplemented from time to time, the “Offer Documents”), the Company is offering to exchange its outstanding $83,751,697 aggregate principal amount outstanding 5.92% Senior Notes Series A due September 1, 2009, $94,928,312 aggregate principal amount outstanding 6.46% Senior Notes Series B due September 1, 2011, $134,263,024 aggregate principal amount outstanding 6.14% Senior Notes Series 2005-A due August 1, 2010, $75,000 aggregate principal amount of the Company’s Floating Rate Senior Notes Series 2005-B due October 20, 2020, $550,000,000 aggregate principal amount outstanding 6.85% Senior Notes Series 2007-A due August 1, 2012, €14,842,253 5.177% Senior Notes, Series 2006-A due February 9, 2011 and £3,263,524 6.565% Senior Notes, Series 2006-B due February 9, 2011 (together, the “Existing Notes”) for, as applicable, Senior Secured Amortizing Floating Rate Dollar Notes due December 31, 2013, Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due December 31, 2013, Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due December 31, 2013 and Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due December 31, 2013 (together, the “New Secured Notes”), pursuant to a standby prepackaged plan of reorganization (the “Standby Plan”) under Chapter 11 of Title 11 of the United States Code (the “Code”), which would only be implemented if the out-of-court exchange offers are not completed as described in the Offering Memorandum and Disclosure Statement. The terms of the Standby Plan are contained in the Offering Memorandum and Disclosure Statement. The New Secured Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T–3 (this “Application”). The Standby Plan, if implemented, would become effective on the date that is within 31 days after the later of (i) the date by which all conditions precedent to the consummation of the Standby Plan have been satisfied or waived or (ii) 14 days after the entry of the confirmation order (the “Effective Date”).

The issuance of the New Secured Notes pursuant to the Standby Plan would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Code. Section 1145(a)(1) of the Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Secured Notes to the holders of Existing Notes would satisfy the aforementioned requirements. To the extent that the solicitation of acceptances of the Standby Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3. AFFILIATES.

The following is a list of subsidiaries of the Company as of the date of this Application.

Company Name	Jurisdiction of Formation	Owner	Percentage
American Capital Financial Services, Inc.	Delaware	American Capital, Ltd.	100%
ACAS Business Loan LLC, 2004-1	Delaware	American Capital, Ltd.	100
ACAS Business Loan Trust 2004-1	Delaware	ACAS Business Loan LLC, 2004-1	100

ACAS Business Loan LLC, 2005-1	Delaware	American Capital, Ltd.	100
ACAS Business Loan Trust 2005-1	Delaware	ACAS Business Loan LLC, 2005-1	100

ACAS Business Loan LLC, 2006-1	Delaware	American Capital, Ltd.	100
ACAS Business Loan Trust 2006-1	Delaware	ACAS Business Loan LLC, 2006-1	100

ACAS Business Loan LLC, 2007-1	Delaware	American Capital, Ltd.	100
ACAS Business Loan Trust 2007-1	Delaware	ACAS Business Loan LLC, 2007-1	100

ACAS Master Business Loan LLC	Delaware	American Capital, Ltd.	100
ACAS Business Loan Trust 2007-2	Delaware	ACAS Master Business Loan LLC	100

American Capital-Asia, Ltd.	Delaware	American Capital, Ltd.	100
Capital Strategies Groups, Ltd.	Delaware	American Capital, Ltd.	100
Capital Placement Holdings, Inc.	Delaware	American Capital, Ltd.	100
American Capital Strategies, Ltd.	Delaware	American Capital, Ltd.	100
ACAS CRE CDO 2007-1 Depositor, LLC	Delaware	American Capital, Ltd.	100
American Capital Energy, LLC	Delaware	American Capital, Ltd.	100
American Capital Investments, LLC	Delaware	American Capital, Ltd.	100
CMX Acquisition, LLC	Delaware	American Capital Financial Services, Inc.	100

Without necessarily conceding or disclaiming a control relationship, the following companies may be considered to be affiliates of the Company as of the date of this Application.

Company Name	Owner	Percentage
ACAS Equity Holdings Corp.	American Capital, Ltd.	58.90
ACAS Real Estate Holdings Corporation	American Capital, Ltd.	100.00
ACAS Wachovia Investments, L.P.	American Capital, Ltd.	90.00

American Capital, LLC	American Capital, Ltd.	100.00
American Driveline Systems, Inc.	American Capital, Ltd.	56.60
Anchor Drilling Fluids USA, Inc.	American Capital, Ltd.	20.63
Aptara, Inc.	American Capital, Ltd.	57.50
Capital.com	American Capital, Ltd.	85.00
CIBT Travel Solution, Inc.	American Capital, Ltd.	95.00
CMX Inc.	American Capital, Ltd.	70.46
Contour Semiconductor, Inc.	American Capital, Ltd.	28.79
Core Financial Holdings, LLC	American Capital, Ltd.	65.55
Creditcards.com, Inc.	American Capital, Ltd.	89.60
ECA Acquisition Holdings, Inc.	American Capital, Ltd.	58.30
eLynx Holdings, Inc.	American Capital, Ltd.	67.19
Endeavor Fund I, LP	American Capital, Ltd.	100.00
ETG Holdings, Inc.	American Capital, Ltd.	68.39
European Capital Limited	American Capital, Ltd.	100.00
European Touch, Ltd.	European Touch Holdings, Inc.	54.16
EXPL Pipeline Holdings LLC	American Capital, Ltd.	58.30
Formed Fiber Technologies, Inc.	American Capital, Ltd.	28.09
Fosbel Global Services (LUXCO) S.C.A.	American Capital, Ltd.	52.29
Fountainhead Estate Holding Corp.	American Capital, Ltd.	45.80
FreeConference.com, Inc.	American Capital, Ltd.	53.73
Future Food, Inc.	American Capital, Ltd.	69.43
FutureLogic, Inc.	FL Acquisition Holdings, Inc.	40.37
Group Montana, Inc.	American Capital, Ltd.	52.36
Halex Holdings, Inc.	American Capital, Ltd.	79.45
HALT Medical, Inc.	American Capital, Ltd.	15.33
Hartstrings Holding Corp.	American Capital, Ltd.	100.00
IEE Holding 1 S.A.	American Capital, Ltd.	19.90
Kingway Inca Clymer Holdings, Inc.	American Capital, Ltd.	58.32
Lifoam Holdings, Inc.	American Capital, Ltd.	70.00
LLSC Holdings Corporation	American Capital, Ltd.	83.30
LVI Holdings, LLC	ACAS Equity Holdings Corp.	46.70
Montgomery Lane, LLC	American Capital, Ltd.	100.00
Montgomery Lane, LTD	American Capital, Ltd.	100.00
MW Acquisition Corporation	American Capital, Ltd.	48.20
Narus, Inc.	American Capital, Ltd.	20.50
NECCO Holdings, Inc.	American Capital, Ltd.	76.09
NECCO Realty Investments LLC	American Capital, Ltd.	100.00
Paradigm Precision Holdings, LLC	PPH Member Corp.	54.25
PHC Sharp Holdings, Inc.	American Capital, Ltd.	38.91
PHI Acquisitions, Inc.	American Capital, Ltd.	55.26
Resort Funding Holdings, Inc.	American Capital, Ltd.	58.30
Sixnet Holdings, LLC	American Capital, Ltd.	25.64
Small Smiles Holding Company, LLC	American Capital, Ltd.	15.86
SMG Holdings, Inc.	American Capital, Ltd.	57.18
Specialty Brands of America	American Capital, Ltd.	54.47
Spring Air International, LLC	AR – IP Brands Member, LLC	49.00

TestAmerica Environmental Services, LLC	American Capital, Ltd.	49.00
Unique Fabricating Incorporated	American Capital, Ltd.	54.08
Unwired Holdings, Inc.	American Capital, Ltd.	46.67
VP Acquisition Holdings, Inc.	American Capital, Ltd.	54.88
Warner Power, LLC	ACAS Holdings (Warner Power), Inc.	29.15
WIS Holding Company, Inc.	American Capital, Ltd.	55.54
WSACS RR Holdings LLC	American Capital, Ltd.	50.00

Certain directors and officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

Certain beneficial owners of the Company may be deemed to be “affiliates” of the Company by virtue of their ownership of voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of the Company as of the date of this Application, who are expected to continue in office, in accordance with the Prepackaged Plan of Reorganization, immediately following the Effective Date. Unless otherwise stated in the table, the mailing address for each of the individuals listed in the table below is: c/o American Capital, Ltd., 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

Name	Office
Malon Wilkus	Chief Executive Officer and Chairman of the Board of Directors
John R. Erickson	President, Structured Finance and Chief Financial Officer
Ira J. Wagner	President, European Private Finance
Gordon J. O’Brien	President, Specialty Finance and Operations
Samuel A. Flax	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
Darin R. Winn	Senior Vice President and Senior Managing Director
Brian S. Graff	Senior Vice President and Senior Managing Director
Roland H. Cline	Senior Vice President and Managing Director
Mary C. Baskin	Director
Neil M. Hahl	Director
Philip R. Harper	Director
John A. Koskinen	Director
Stan Lundine	Director
Kenneth D. Peterson, Jr.	Director
Alvin N. Puryear	Director

5. Principal owners of voting securities.

As of April 29, 2010, the following persons beneficially owned 10 percent or more of the voting securities of the Company.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Paulson & Co. Inc. 1251 Avenue of the Americas New York, NY 10020	Common stock, par value $0.01 per share	43,725,000 shares	12.5%

Paulson & Co. Inc. is controlled by John Paulson. The beneficial ownership of Paulson & Co. Inc. includes beneficial holdings of other funds managed by or associated with Paulson & Co. Inc. as reported on its Schedule 13G dated as of April 19, 2010.

UNDERWRITERS

6. Underwriters.

(a) The following table sets forth the name and address of each person, who within the three years prior to the date of this Application, acted as underwriter of any securities of the Company which are outstanding as of the date of this Application.

Name	Address	Title of class of securities
J.P. Morgan Securities Inc.	277 Park Avenue New York, NY 10172	6.85% Senior Notes due August 1, 2012 Common stock, $0.01 par value per share
Banc of America Securities LLC	9 W. 57th St. New York, NY 10019	6.85% Senior Notes due August 1, 2012
Bear, Stearns & Co. Inc.	383 Madison Avenue New York, NY 10179	6.85% Senior Notes due August 1, 2012 Common stock, $0.01 par value per share
HSBC Securities (USA) Inc.	HSBC Tower 452 Fifth Avenue New York, NY 10018	6.85% Senior Notes due August 1, 2012 Common stock, $0.01 par value per share
Citigroup Global Markets Inc.	388 Greenwich Street, 35th Floor New York, New York 10113	Common stock, $0.01 par value per share
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4 World Financial Center New York, New York 10080	Common stock, $0.01 par value per share
Morgan Stanley & Co. Incorporated	1585 Broadway New York, New York 10036	Common stock, $0.01 par value per share
Credit Suisse Securities (USA) LLC	Eleven Madison Avenue New York, NY 10010	Common stock, $0.01 par value per share
UBS Securities LLC	299 Park Avenue New York, NY 10171	Common stock, $0.01 par value per share
Morgan Stanley & Co. International plc	c/o Morgan Stanley & Co. Incorporated 1585 Broadway, 5th Floor New York, NY 10036-8293	Common stock, $0.01 par value per share
UBS AG, London Branch	c/o UBS Securities LLC, 299 Park Avenue New York, NY 10171	Common stock, $0.01 par value per share
RBC Capital Markets Corporation	One Liberty Plaza 165 Broadway New York, NY 10006	Common stock, $0.01 par value per share
Ferris, Baker Watts, Incorporated	100 Light Street Baltimore, MD 21202	Common stock, $0.01 par value per share
Morgan Keegan & Company, Inc.	535 Madison Avenue, 10th floor New York, NY 10022	Common stock, $0.01 par value per share
Wachovia Bank, National Association	c/o Wachovia Capital Markets, LLC 375 Park Avenue Mailcode NY4073 New York, NY 10152 Attention: Documentation Group	Common stock, $0.01 par value per share
A.G. Edwards & Sons, Inc.	One North Jefferson Avenue St Louis, MO 63103	Common stock, $0.01 par value per share
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	200 West Second Street Winston-Salem, NC 27101	Common stock, $0.01 par value per share
William Blair & Company, L.L.C.	222 West Adams Street Chicago, IL 60606	Common stock, $0.01 par value per share
Robert W. Baird & Co. Incorporated	777 East Wisconsin Avenue Milwaukee, WI 53202	Common stock, $0.01 par value per share

Stifel Nicolaus & Company, Incorporated	501 North Broadway One Financial Plaza St. Louis, MO 63102	Common stock, $0.01 par value per share
Goldman, Sachs & Co.	85 Broad Street New York, NY 10004	Common stock, $0.01 par value per share
Wells Fargo Securities, LLC	301 S. College St. Charlotte, NC, 28288	Common stock, $0.01 par value per share
Wachovia Capital Markets, LLC	One Wachovia Center 301 South College Street Charlotte, NC 28288	Common stock, $0.01 par value per share

(b) There is no proposed principal underwriter for the New Secured Notes that are to be offered in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of the Company outstanding as of April 29, 2010.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	1,000,000,000 shares	349,967,511 shares
Preferred stock, par value $0.01 per share	5,000,000 shares	0 shares
6.85% Senior Notes due August 1, 2012	$550,000,000	$550,000,000
5.92% Senior Notes, Series A due September 1, 2009	$83,751,697	$83,751,697
6.46% Senior Notes, Series B due September 1, 2011	$94,928,312	$94,928,312
6.14% Senior Notes, Series 2005-A due August 1, 2010	$134,263,024	$134,263,024
Floating Rate Senior Notes, Series 2005-B due October 30, 2020	$75,000,000	$75,000,000
5.177% Senior Notes, Series 2006-A due February 9, 2011	€14,842,253	€14,842,253
6.565% Senior Notes, Series 2006-B due February 9, 2011	£3,263,524	£3,263,524

(b) Each holder of common stock of the Company is entitled to one vote for each such security held on all matters submitted to a vote of securityholders.

INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS.

The New Secured Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1. The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”). Holders of New Secured Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Secured Notes are not described in this analysis. Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

Event of Default means any one of the following events:

(a)	The Company shall fail to pay any principal on or Redemption Price in respect of any Security when due (whether at maturity, pursuant to Section 2.2(a) or Section 2.4(b) of the Indenture, by reason of acceleration or otherwise) in accordance with the terms thereof or of the Indenture; or the Company shall fail to pay any interest on any Security or any fee or other amount payable under the Indenture when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or of the Indenture and such failure to pay any interest or any fee shall continue unremedied for five (5) Business Days; or

(b)	Any representation or warranty made or deemed made in the Indenture, or in any of the other Indenture Documents or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with the Indenture shall prove to have been incorrect, false or misleading in any material respect on or as of the date made or deemed made; provided that, in each case such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified by materiality or specific dollar thresholds in the text thereof; or

(c)	The Company or any other Indenture Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Reports and Other Information, Certificates; Other Information, Maintenance of Existence (solely as it relates to preservation of the Company’s existence in its jurisdiction of organization), Inspection of Property; Books and Records, Notices, Financial Covenants, Compliance with Laws (with respect to maintenance of status as an RIC) and Debt Investments sections of the Indenture or in the Negative Covenants or Guarantee articles of the Indenture or in Section 4.2 of the Security Agreement; or (ii) the Company or any other Indenture Party shall fail to comply with any other covenant contained in the Indenture or any other Indenture Documents (other than as described in (a), (c)(i) above or (d) below), and such breach or failure to comply under this clause (ii) is not cured within thirty (30) days after the earlier of (x) a Responsible Officer of the Company becoming aware thereof or (y) notice from the Trustee or the Collateral Trustee to the Company with respect thereto; or

(d)	The Company or any of its Subsidiaries (other than SPE Subsidiaries) shall (i) default in any payment of principal of or interest on any Debt (other than the Securities) in a principal amount outstanding of equal to or greater than $25,000,000 in the aggregate beyond any applicable grace or cure period (not to exceed thirty (30) days), if any, provided in the instrument or agreement under which such Debt was created or (ii) default in the observance or performance of any other agreement or condition relating to any Debt in a principal amount outstanding of equal to or greater than $25,000,000 in the aggregate or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Debt or beneficiary or beneficiaries of such Debt (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Debt to become due prior to its stated maturity; or an Event of Default shall occur under the Credit Agreement or any agreement with respect to any Permitted Refinancing Debt in respect thereof or in respect of the Securities; or

(e)

(i) The Company or any of its Subsidiaries (other than SPE Subsidiaries) shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to have it judged bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Company or any of its Subsidiaries (other than SPE Subsidiaries) any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) there shall be commenced against the Company or any of its Subsidiaries (other than SPE Subsidiaries) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or (iv) the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(f)	One or more judgments, orders, decrees or arbitration awards shall be entered against the Company or any of its Subsidiaries (other than SPE Subsidiaries) involving in the aggregate a liability (to the extent not paid when due or covered by insurance) of $40,000,000 or more and all such judgments, orders, decrees or arbitration awards shall not have been paid and satisfied, vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; or

(g)	(x)(i) The Company or any member of the Controlled Group shall engage in a non-exempt Prohibited Transaction; (ii) the Company or any member of the Controlled Group shall fail to make a required contribution to any Plan when due or to pay when due any material amount which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; (iii) any Single Employer Plan shall fail to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA, whether or not waived); (iv) a trustee shall be appointed by a United States district court to administer any Single Employer Plan; (v) a notice of intent to terminate a Plan or Plans shall be filed under Title IV of ERISA by the Company, any member of the Controlled Group, any plan administrator or any combination of the foregoing; (vi) the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Plan or Plans; (vii) a proceeding shall be instituted by a fiduciary of a Plan or Plans to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within thirty (30) days thereafter; or (viii) the Company or any member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred an obligation for the payment of Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting the imposition of such Withdrawal Liability obligation or is not contesting it in a timely and appropriate manner; and in each case under clauses (i) through (viii) above could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; or (y)(i) a federal tax lien shall be filed against the Company or any Subsidiary of the Company under Section 6323 of the Code, or (ii) a lien of the PBGC shall be filed against the Company or any Subsidiary of the Company under Section 4068 of ERISA, and in either such case, such lien shall remain undischarged for a period of twenty-five (25) days after the date of filing; or

(h)	i) Any Person or two or more Persons acting in concert shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Exchange Act) of 50% or more of the outstanding shares of the voting stock of the Company; or (ii) as of any date a majority of the Board of Directors of the Company consists of individuals who were not either (A) directors of the Company as of the corresponding date of the previous year, (B) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (A), or (C) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (A) and individuals described in clause (B); or

(i)	If the Company at any time fails to own (directly or indirectly, through Wholly Owned Subsidiaries) 100% of the outstanding shares of the voting stock (in the case of a corporation) or membership interests (in the case of a limited liability company) or equivalent equity interests (in the case of any other type of entity) of each Subsidiary of the Company (including ACFS); or

(j)	The Indenture or any other Indenture Document or any provision of the Indenture or thereof shall cease to be in full force and effect or to give the Trustee and/or the Holders the rights, powers and privileges purported to be created thereby in any material respect, or any Indenture Party or any Person acting by or on behalf of any Indenture Party shall deny or disaffirm any of such Person’s obligations under the Indenture or any other Indenture Document; or any Lien created by any of the Security Documents on any material portion of the Collateral shall cease to be enforceable and of the same effect and priority purported to be created thereby.

If an Event of Default (other than an Event of Default specified in (e) above with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series to be due and payable immediately, by a notice in writing to the Company and the Collateral Agent (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), including all accrued and unpaid interest of the Outstanding Securities of such series, shall become immediately due and payable. If an Event of Default specified in (e) above with respect to Securities Outstanding at the time occurs, the principal amount, including all accrued and unpaid interest, of all the Outstanding Securities of each series shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

All series of Outstanding Securities shall collectively be treated as a single series of Securities, except where the Event of Default relates to one or more series of Securities but not to all series of Securities.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series, by written notice to the Company, the Collateral Trustee and the Trustee, may rescind and annul such declaration and its consequences if:

(a)	the Company has paid or deposited with the Trustee a sum sufficient to pay: (i) all overdue interest on all Securities of that series, (ii) the principal of any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in the Indenture, (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities or the Indenture, (iv) all fees and other amounts payable under the Indenture, and (v) all sums incurred, paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b)	all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 7.13 of the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

AUTHENTICATION AND DELIVERY OF THE NEW NOTES; APPLICATION OF PROCEEDS.

The Securities shall be executed on behalf of the Company by the Chairman of the Board of Directors, its President, its Chief Financial Officer, its Treasurer, or one of its Vice Presidents. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee or an Authenticating Agent by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered under the Indenture.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Secured Notes because the New Secured Notes will be issued in exchange for the Existing Notes in connection with the restructuring of the Company. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Secured Notes.

RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

Each Holder, by accepting a Security, consents and agrees to the provisions of the Security Documents governing the possession, use and release of Collateral. Without limiting the generality of the foregoing, each Holder, by accepting a Security, consents and agrees that Collateral may, and, as applicable, shall, be released or substituted only in accordance with the terms of the Indenture, the Collateral Trust Agreement and the Security Documents.

SATISFACTION AND DISCHARGE; DEFEASANCE

The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities in the Indenture expressly provided for or other rights that by the terms of the Indenture survive such discharge), and the Trustee, upon Company Request and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(a)	either (i) all Securities theretofore authenticated and delivered (other than (i) Securities that have been mutilated, destroyed, lost or stolen and that have been replaced or paid as provided in the Indenture and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in the Indenture) have been delivered to the Trustee for cancellation; or (ii) all such Securities not theretofore delivered to the Trustee for cancellation (A) have become due and payable, or (B) will become due and payable at their Stated Maturity within one (1) year, or (C) are to be called for redemption within one (1) year under irrevocable instructions to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of paragraphs (ii)(A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount and in the currency in which the Securities of any series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and all fees payable under the Indenture;

(b)	the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

(c)	the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent in the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Compensation and Reimbursement section of the Indenture, the obligations of the Trustee to any Authenticating Agent under the Appointment of Authenticating Agent section of the Indenture and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of Clause (a) of this Section, the obligations of the Trustee under the Application of Trust Money section of the Indenture and the last paragraph of the Money for Securities Payments to Be Held in Trust section of the Indenture shall survive.

EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

The Company shall, and shall cause each of its Subsidiaries, furnish to the Trustee and each of the Restricted Beneficial Holders concurrently with the delivery of the financial statements referred to in the Annual Financial Statements and Quarterly Financial Statements sections of the Indenture, a Compliance Certificate, stating that (w) such financial statements present fairly in all material respects the financial position, results from operations and cash flows of the Company and its Consolidated Subsidiaries for the periods indicated in conformity with GAAP applied on a consistent basis, (x) the amount required to be applied to the redemption of the Securities pursuant to Section 2.4(b) of the Indenture with respect to events occurring during such period that has been set off against the Excess Closing Payment in accordance with the proviso set forth at the end of Section 2.4(b) of the Indenture, (y) that each Indenture Party during such period observed or performed in all material respects all of its covenants and other agreements, and satisfied in all material respects every condition, contained in the Indenture and the other Indenture Documents to be observed, performed or satisfied by it; provided, that, in each case such materiality qualifier shall not be applicable to any covenants, conditions or agreements that are already qualified or modified by materiality in the text thereof, and (z) such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and if any Default then exists, setting forth the details thereof and the action which such Indenture Party is taking or proposes to take with respect thereto, and including calculations in reasonable detail required to indicate compliance with the Financial Covenants section of the Indenture as of the last day of such period;

The Company shall deliver to the Trustee, within 120 calendar days after the end of each fiscal year of the Company ending after the date of the Indenture, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided under the Indenture) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

9. OTHER OBLIGORS.

Other than the Company, no other person is an obligor with respect to the New Secured Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 13, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A.1	American Capital, Ltd. Third Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 2.a of the Registration Statement on Form N-2 (File No. 333-161421), filed on August 19, 2009).

Exhibit T3B.1	American Capital Strategies, Ltd. Second Amended and Restated Bylaws, as amended (incorporated herein by reference to Exhibit 3.2 of Form 10-Q, filed on August 11, 2008).

Exhibit T3C.1	Form of Indenture between American Capital, Ltd. and Wilmington Trust FSB, as trustee (included as Annex A in Exhibit T3E.1 hereto).

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Confidential Out-of Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated May 3, 2010.

Exhibit T3E.2	Master Ballot for Voting to Accept or Reject the Prepackaged Plan or Reorganization of American Capital, Ltd.

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as Annex A in Exhibit T3E.1 hereto).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wilmington Trust FSB, as trustee under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, American Capital, Ltd., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized and its seal to be hereunto affixed and attested, all in the city of Bethesda, and State of Maryland, on the 3rd day of May, 2010.

AMERICAN CAPITAL, LTD.

By:	/S/ SAMUEL A. FLAX
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Attest:

/S/ JOHN ERICKSON
Name:	John Erickson
Title:	President, Structured Finance and Chief Financial Officer

[Signature Page to Form T-3]